Hypo Real Estate
HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05007618

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 19 April 2005

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld Dagmar Roed

Enclosures

(1) 18 March 2005 Hypo Real Estate Holding AG: Directors' Dealings Publication on Homepage

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell,
Frank Lamby

Hypo Real Estate
HOLDING

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	18.03.2005
Name of the person subject to the disclosure requirement:	Prof. Dr. Klaus Pohle
Person performing managerial responsibilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the supervisory board
Description of financial instrument:	discount certificate
ISIN / WKN of financial instrument:	DE000DB3YV90 / DB3YV9
Type of transaction:	Sale
Date of transaction:	16.03.2005
Place of transaction:	Frankfurt
Currency	EUR
Price:	23.77
Number of items:	12,000
Total amount traded:	284,865.56
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	*share of Hypo Real Estate Holding AG* DE0008027707 / 802770
Strike price:	24.00 EUR
Price multiplier:	1:1
Expiration date:	15.06.2005
Explanation for publication:	Near-term expiration
Issuer	Hypo Real Estate Holding AG Unsoeldstrasse 2 80538 Muenchen Germany ISIN: DE0008027707 (MDAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, München, Stuttgart; Wien